Exhibit 99.2

Email to Gartner Managers, dated August 21, 2005

Dear Gartner Manager,
On Monday, August 22, we will launch a program to repurchase outstanding underwater options held by our associates. As Gene Hall mentioned in the recent All Company Meeting, the purpose of this program is to reduce our overhang, or the high percentage of options that we have outstanding relative to our outstanding shares. We expect to offer to repurchase approximately 7.6 million options from almost 900 associates in 22 countries. Eligible associates will receive an email inviting them to participate and will be directed to a web site to determine the value of their outstanding underwater options and elect to participate. The terms of the Repurchase Program are:
•	The offer applies only to fully vested options with an exercise price greater than or equal to $12.95.

•	Options granted under our 2003 Long Term Incentive Plan are not included.

•	We are valuing the options using the Black Scholes Option Pricing Model. The main drivers of value will be strike price and how much longer there is until the option expires.

•	It is an “all or nothing” offer. Associates with two grants that qualify to be bought back must choose to sell either both grants or none. They cannot pick and choose.

•	There is no effect to associates who elect not to participate. Their options stays exactly the same.

•	All current and former associates are eligible, except for current officers.

•	The offer will close at 9:00 PM New York City time on Monday September 19, 2005.
Attached for your information is the Form TO that we will file with the US Securities and Exchange Commission (SEC) to launch the Repurchase Program. We have outsourced the processing of the Repurchase Program to Mellon Shareholder Services. There is an 800 number from Mellon that associates in the U.S. can call to ask questions, as well as a direct dial that international associates can call and reverse charges.
Due to US securities laws, we must be careful in how and what we communicate with associates about the Repurchase Program. We are required to file with the SEC all written or recorded communications (including email and voicemail) about the Repurchase Program. Accordingly, we are trying to answer all questions outside of the approved firm wide communications only in oral form. To guide you further, we have also attached a memo on communications. Please contact you HR partner if you have any questions on this or any other aspect of the Repurchase Program.

Gary Papilsky Associate General Counsel	56 Top Gallant Road P.O. Box 10212 Stamford, CT 06904-2212 USA gartner.com	Telephone:	+203-316-6857
Memo

To: All Gartner Managers
From: Gary Papilsky
Date: August 21, 2005
Subject: Communications Advice for the Option Repurchase Program

     As a Gartner manager, you likely will be approached by associates with questions and concerns about the upcoming option repurchase program (the “Repurchase Program”). Such communications between you and employees are subject to certain securities rules. Please read this memo carefully and use it as a guideline when responding to employees’ questions about the Repurchase Program. Your failing to follow these guidelines may result in liability to Gartner and expensive efforts to comply with applicable securities rules. If you have any questions about these guidelines, please call me at (203) 316-6857.
1.	NEVER give any advice about whether or not an employee should participate in the Repurchase Program. If you give any advice on this, it will be a violation of securities rules and can have significant repercussions.

2.	ALWAYS answer employees’ questions about the Repurchase Program orally; NEVER answer them via e-mail or other writing or by voicemail. This is because all written (or recorded) communications made on behalf of Gartner about the Repurchase Program must be publicly filed with the Securities and Exchange Commission. We want to avoid having to make these filings, as they are expensive and, if any incorrect information is given to employees (or correct information that no one else has), it will result in a series of complicated corrective steps. If you inadvertently answer an employee’s question via e-mail or other writing or by leaving a voicemail message, please let us know right away.

3.	IF you forget and leave a voicemail or send an e-mail, please tell us right away. As noted above, we will need to get a copy of this communication on file with the Securities and Exchange Commission as soon as possible, so it is important you call me at (203) 316-6857 if this happens.

4.	Answer employees’ questions ONLY by referring to the Repurchase Program documents. Employees’ questions about the Repurchase Program should be easily answerable by referring to one or more of the Q&A’s in the “Summary of Terms” portion of the Repurchase Program documents or the Employee Q&A, which should substantively mirror the “Summary of Terms”. If you cannot find the answer in the documents, DO NOT give any answer and, instead, call Kevin Feeney at (203) 316-6884.

5.	Do not make any assumptions about the terms of the Repurchase Program. Again, if you cannot find the answer to an employee’s question by referring to the Repurchase Program documents, then DO NOT give any answer. Instead, call Kevin Feeney at (203) 316-6884.
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